Exhibit 99.1

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED

MAY 31, 2022 AND 2021

(Expressed in Canadian Dollars unless otherwise stated)

GoldMining Inc. Condensed Consolidated Interim Statements of Financial Position As at May 31, 2022 and November 30, 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

		As at May 31,	As at November 30,
	Notes	2022	2021
		($)	($)
Assets
Current assets
Cash and cash equivalents	6	8,728,623	11,658,308
Other receivables		23,724	40,096
Prepaid expenses and deposits		594,645	528,804
Short-term investment		40,000	50,000
		9,386,992	12,277,208
Non-current assets
Reclamation deposits		523,816	523,816
Land, property and equipment	4	1,899,111	1,789,544
Exploration and evaluation assets	5	56,318,608	54,475,285
Investment in joint venture		1,230,727	999,396
Investment in GRC	3	78,276,077	130,090,220
		147,635,331	200,155,469

Liabilities
Current liabilities
Accounts payable and accrued liabilities		1,110,799	991,913
Due to joint venture		29,131	24,809
Due to related parties	11	37,762	20,793
Lease liabilities		85,010	54,453
Margin loan payable	7	12,666,286	12,481,648
		13,928,988	13,573,616
Non-Current Liabilities
Lease liabilities		207,238	69,767
Government loan		-	40,000
Rehabilitation provisions	8	871,360	899,829
Deferred tax liability	3	1,097,566	9,867,859
		16,105,152	24,451,071

Equity
Issued capital	9	138,471,033	131,082,494
Reserves	9	10,715,319	10,106,552
Retained earnings		35,246,978	41,183,972
Accumulated other comprehensive loss		(52,903,151)	(6,668,620)
Total equity attributable to shareholders of the Company		131,530,179	175,704,398
		147,635,331	200,155,469

Commitments (Note 13)

Subsequent events (Note 14)

Approved and authorized for issue by the Board of Directors on July 13, 2022.

/s/ "David Kong"	/s/ "Pat Obara"
David Kong Director	Pat Obara Chief Financial Officer

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc.
Condensed Consolidated Interim Statements of Comprehensive Loss
For the three and six months ended May 31, 2022 and 2021
(Unaudited, expressed in Canadian dollars unless otherwise stated)

		For the three months		For the six months
		ended May 31,		ended May 31,
	Notes	2022	2021	2022	2021
		($)	($)	($)	($)
Expenses
Consulting fees		46,015	156,418	106,364	174,388
Depreciation	4	53,676	44,920	104,423	90,528
Directors' fees, salaries and benefits	11	335,028	317,943	602,088	647,433
Exploration expenses	5	723,385	438,515	1,070,715	662,217
General and administrative		1,063,358	739,294	2,431,844	1,471,019
Professional fees		684,956	590,580	1,226,627	1,299,659
Share-based compensation	9	433,031	1,364,185	1,116,267	2,091,288
Share of loss on investment in joint venture		19,955	990	22,174	2,300
Gains on remeasurement of investment in GRC	3	-	(118,200,828)	-	(118,200,828)
Share of loss in associate	3	-	1,287,876	-	1,287,876
		3,359,404	(113,260,107)	6,680,502	(110,474,120)
Operating income (loss)		(3,359,404)	113,260,107	(6,680,502)	110,474,120

Other items
Dividend income		255,300	-	255,300	-
Gain on government loan forgiveness		10,000	-	10,000	-
Interest income		6,419	1,961	10,573	7,240
Other income		3,705	-	3,705	-
Accretion of rehabilitation provisions	8	(3,385)	(1,070)	(5,429)	(1,713)
Financing costs	7	(409,091)	(2,829)	(801,946)	(5,470)
Net foreign exchange gain (loss)		(28,767)	55,237	3,215	(79,378)
Net income (loss) for the period before taxes		(3,525,223)	113,313,406	(7,205,084)	110,394,799
Deferred income tax recovery (expense)	3	661,871	(9,144,559)	1,268,090	(9,144,559)
Net income (loss) for the period		(2,863,352)	104,168,847	(5,936,994)	101,250,240

Attributable to:
Shareholders of the Company		(2,863,352)	104,277,134	(5,936,994)	101,421,296
Non-controlling interests		-	(108,287)	-	(171,056)
Net income (loss) for the period		(2,863,352)	104,168,847	(5,936,994)	101,250,240

Other comprehensive loss
Items that will not be subsequently reclassified to net income or loss:
Unrealized gain (loss) on short-term investments		(16,000)	10,000	(10,000)	(10,000)
Unrealized loss on investment in GRC	3	(29,690,078)	-	(55,591,798)	-
Deferred tax recovery on investment in GRC	3	4,008,161	-	7,504,893	-
Item that may be reclassified subsequently to net income or loss:
Foreign currency translation adjustments		1,103,532	(6,200,209)	1,862,374	(7,796,553)
Deferred tax recovery on foreign currency translation of associate			601,552	-	601,552
Total comprehensive income (loss) for the period		(27,457,737)	98,580,190	(52,171,525)	94,045,239

Attributable to:
Shareholders of the Company		(27,457,737)	98,688,477	(52,171,525)	94,216,295
Non-controlling interests		-	(108,287)	-	(171,056)
Total comprehensive income (loss) for the period		(27,457,737)	98,580,190	(52,171,525)	94,045,239

		(0.02)	0.70	(0.04)	0.68
Diluted income (loss) per share		(0.02)	0.68	(0.04)	0.66

Weighted average number of shares
Basic		152,346,495	149,347,500	151,355,575	149,034,969
Diluted		152,346,495	152,566,734	151,355,575	152,966,498

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Changes in Equity For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

						Accumulated	Attributable
					Retained	Other	to Shareholders	Non-
		Number of	Issued		Earnings	Comprehensive	of the	controlling
	Notes	Shares	Capital	Reserves	(Deficit)	Loss	Company	Interests	Total
			($)	($)	($)	($)	($)	($)	($)
Balance at November 30, 2020		148,699,191	128,181,627	9,102,695	(59,934,831)	(13,046,696)	64,302,795	1,204,414	65,507,209
Options exercised	9	829,689	998,867	(337,929)	-	-	660,938	-	660,938
Restricted share rights vested	9	24,040	69,440	(69,440)	-	-	-	-	-
Gold Royalty private placement		-	-	-	84,592	-	84,592	52,836	137,428
Gold Royalty restricted shares		-	-	-	(402,112)	-	(402,112)	402,112	-
Share-based compensation	9	-	-	938,583	1,081,083	-	2,019,666	71,622	2,091,288
Initial recognition of deferred tax benefits of share issuance costs		-	392,871	-	-	-	392,871	-	392,871
Other comprehensive loss		-	-	-	-	(7,205,001)	(7,205,001)	-	(7,205,001)
Net income for the period		-	-	-	101,421,296	-	101,421,296	(171,056)	101,250,240
Deconsolidation of the non-controlling interests		-	-	-	-	-	-	(1,559,928)	(1,559,928)
Balance at May 31, 2021		149,552,920	129,642,805	9,633,909	42,250,028	(20,251,697)	161,275,045	-	161,275,045
Options exercised	9	351,967	884,454	(413,798)	-	-	470,656	-	470,656
Restricted share rights vested	9	12,500	35,750	(35,750)	-	-	-	-	-
Issued capital pursuant to:
Settlement of litigation		324,723	526,051	-	-	-	526,051	-	526,051
Issuance cost		-	(6,941)	-	-	-	(6,941)	-	(6,941)
Share-based compensation	9	-	-	922,191	-	-	922,191	-	922,191
Initial recognition of deferred tax benefits of share issuance costs		-	375	-	-	-	375	-	375
Other comprehensive income		-	-	-	-	13,583,077	13,583,077	-	13,583,077
Net loss for the period		-	-	-	(1,066,056)	-	(1,066,056)	-	(1,066,056)
Balance at November 30, 2021		150,242,110	131,082,494	10,106,552	41,183,972	(6,668,620)	175,704,398	-	175,704,398
Options exercised	9	686,501	1,509,662	(426,000)	-	-	1,083,662	-	1,083,662
Restricted share rights vested	9	37,500	81,500	(81,500)	-	-	-	-	-
At-the-Market offering:
Common shares issued for cash	9	2,869,312	5,924,331	-	-	-	5,924,331	-	5,924,331
Agents' fees and issuance costs	9	-	(148,165)	-	-	-	(148,165)	-	-148,165
Issued capital pursuant to acquisition of:
Exploration and evaluation assets	5	10,000	23,900	-	-	-	23,900	-	23,900
Share-based compensation	9	-	-	1,116,267	-	-	1,116,267	-	1,116,267
Deferred tax benefits of share issuance costs		-	(2,689)	-	-	-	(2,689)	-	(2,689)
Other comprehensive loss		-	-	-	-	(46,234,531)	(46,234,531)	-	(46,234,531)
Net loss for the period		-	-	-	(5,936,994)	-	(5,936,994)	-	(5,936,994)
Balance at May 31, 2022		153,845,423	138,471,033	10,715,319	35,246,978	(52,903,151)	131,530,179	-	131,530,179

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Condensed Consolidated Interim Statements of Cash Flows For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

	For the three months		For the six months
	ended May 31,		ended May 31,
	2022	2021	2022	2021
	($)	($)	($)	($)
Operating activities
Net loss for the period	(2,863,352)	104,168,847	(5,936,994)	101,250,240
Adjustments for items not involving cash:
Depreciation	53,676	44,920	104,423	90,528
Accretion	3,385	1,070	5,429	1,713
Financing costs	409,091	2,829	801,946	5,470
Equity losses of joint venture	19,955	990	22,174	2,300
Share-based compensation	433,031	1,364,185	1,116,267	2,091,288
Gain on remeasurement of investment in GRC	-	(118,200,828)	-	(118,200,828)
Share of loss in associate	-	1,287,876	-	1,287,876
Gain on government loan forgiveness	(10,000)	-	(10,000)	-
Deferred income tax expense (recovery)	(661,871)	9,144,559	(1,268,090)	9,144,559
Net unrealized foreign exchange gain	(33,279)	(90,500)	(134,835)	(26,579)
Net changes in non-cash working capital items:
Other receivables	99,052	17,677	16,372	(18,578)
Prepaid expenses and deposits	(118,677)	(537,470)	(65,841)	(571,322)
Accounts payable and accrued liabilities	(15,425)	766,207	118,886	649,991
Due to related parties	19,316	(17,685)	16,969	(10,011)
Cash used in operating activities	(2,665,098)	(2,047,323)	(5,213,294)	(4,303,353)

Investing activities
Investment in exploration and evaluation assets	(110,312)	-	(110,312)	-
Investment in royalty	-	(18,516)	-	(230,614)
Investment in GRC shares	(3,777,655)	-	(3,777,655)	-
Investment in joint venture	(53,371)	-	(78,175)	-
Purchase of equipment	-	(7,787)	(34,791)	(7,787)
Deconsolidation of cash held in GRC	-	(2,480,709)	-	(2,480,709)
Reclamation deposit	-	-	-	30,000
Restricted cash refund	-	174,991	-	174,991
Cash used in investing activities	(3,941,338)	(2,332,021)	(4,000,933)	(2,514,119)

Financing activities
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	5,776,166	-	5,776,166	-
Proceeds from common shares issued upon exercise of options	789,463	617,938	1,083,662	660,938
Payment of lease liabilities	(24,999)	(28,476)	(54,510)	(56,610)
Payment of government loan	(30,000)	-	(30,000)	-
Interest paid on margin loan	(277,238)	-	(475,164)	-
Payment of short-term credit facility	-	(88,969)	-	(178,568)
Proceeds from GRC private placement	-	-	-	137,428
Cash generated from financing activities	6,233,392	500,493	6,300,154	563,188

Effect of exchange rate changes on cash	(7,591)	(36,152)	(15,612)	53,531

Net decrease in cash and cash equivalents	(380,635)	(3,915,003)	(2,929,685)	(6,200,753)
Cash and cash equivalents
Beginning of period	9,109,258	6,907,339	11,658,308	9,193,089
End of period	8,728,623	2,992,336	8,728,623	2,992,336

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

1.	Corporate Information

GoldMining Inc. is a corporation organized under the laws of British Columbia and was incorporated in the Province of British Columbia, Canada, on September 9, 2009. Together with its subsidiaries (collectively, the "Company" or "GoldMining"), the Company is a public mineral exploration company with a focus on the acquisition, exploration and development of projects in Brazil, Colombia, United States, Canada, Peru and other regions of the Americas.

GoldMining Inc.'s common shares (the "GoldMining Shares") are listed on the Toronto Stock Exchange (the "TSX") under the symbol "GOLD", on the NYSE American (the "NYSE") under the symbol "GLDG" and on the Frankfurt Stock Exchange under the symbol "BSR". The head office and principal address of the Company is located at Suite 1830, 1030 West Georgia Street, Vancouver, British Columbia, V6E 2Y3, Canada.

2.	Basis of Preparation

2.1	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

The Company's significant accounting policies applied in these condensed consolidated interim financial statements are the same as those described in note 3 of the Company's annual consolidated financial statements as at and for the years ended November 30, 2021 and 2020. These condensed consolidated interim financial statements should be read in conjunction with the Company's most recent annual consolidated financial statements.

The Company's consolidated financial statements and those of its controlled subsidiaries are presented in Canadian dollars ("$" or "dollars"), and all values are rounded to the nearest dollar except where otherwise indicated.

The Company's condensed consolidated interim financial statements for the three and six month period ended May 31, 2022 were authorised for issue by the Company's Board of Directors on July 13, 2022.

2.2	Significant accounting judgments and estimates

The preparation of these condensed consolidated interim financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of income and expenses during the reporting period. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, income and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions.

Information about judgements made in applying accounting policies that have the most significant effects on the amounts recognised in the condensed consolidated interim financial statements are consistent with those described in Note 3 of the Company's annual consolidated financial statements.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

3.	Investment in GRC

In March 2021, the Company's former subsidiary, Gold Royalty Corp. ("GRC") completed its initial public offering (the "IPO"). Following the completion of the IPO, the Company's ownership in GRC decreased from 87.6% to 48.1% and the Company concluded it no longer had control over GRC. The Company reported the results of GRC as an associate using the equity method effective March 11, 2021. During the three and six months ended May 31, 2021, the Company had a share of loss in associate of $1,287,876. Following the Company's loss of control of GRC, the Company remeasured the value of its retained investment at fair value and recognized a gain of $118,200,828 during the three and six months ended May 31, 2021. On August 23, 2021, GRC completed the acquisition of Ely Gold Royalties Inc. ("Ely Gold"). Following GRC's acquisition of Ely Gold, the Company's ownership in GRC decreased from 48.1% to 27.6%. Post ownership dilution, two of the Company's directors remained members of GRC's board of seven directors. The Company continued to have the ability to exercise significant influence over GRC following the acquisition of Ely Gold. On November 5, 2021, GRC completed the acquisition of Abitibi Royalties Inc. ("Abitibi") and Golden Valley Mines and Royalties Ltd. ("Golden Valley") and its ownership in GRC fell below 20%. Based on an analysis performed, the Company concluded it no longer had significant influence over GRC and has accounted for its ownership in the common shares of GRC as an investment in GRC initially recognized at fair value and subsequently measured at fair value through other comprehensive income ("FVTOCI") effective November 5, 2021. As at May 31, 2022 the Company owns 20,700,000 shares of GRC.

The changes in investment in GRC, when accounted for at FVTOCI are as follows:

($)
Balance as at November 30, 2020	-
Initial recognition of investment in GRC	120,832,900
Unrealized gain - November 5, 2021 to November 30, 2021	9,257,320
Balance as at November 30, 2021	130,090,220
Additions for the period	3,777,655
Unrealized loss	(55,591,798)
Balance as at May 31, 2022	78,276,077

During the three and six months ended May 31, 2022, the Company acquired 700,000 common shares of GRC at an average price of $5.40 (US$4.28) per share, including transaction costs, through open market purchases over the facilities of the NYSE American.

The investment in GRC is recorded at fair value based on quoted market prices, with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss. During the three months ended May 31, 2022, the Company recorded an unrealized loss of $29,690,078 and a deferred tax recovery of $4,008,161 in other comprehensive loss relating to the investment in GRC. During the six months ended May 31, 2022, the Company recorded an unrealized loss of $55,591,798 and a deferred tax recovery of $7,504,893 in other comprehensive loss relating to the investment in GRC.

20 million of the GRC shares are pledged as security for the Company's margin loan (Notes 7 and 14).

Deferred Income Tax Recovery

During the three and six months ended May 31, 2022, the Company recognized a deferred income tax recovery of $661,871 and $1,268,090, respectively, (three and six months ended May 31, 2021: deferred income tax expense of $9,144,559 and $9,144,559, respectively). This amount has been recorded on a discrete basis as a reliable estimate of the annual effective rate cannot be determined at this time. The Company has recognized a deferred tax liability associated with the investment in GRC, less recognized deferred tax assets. The deferred tax liability related to the investment in GRC has been computed on the assumption that the temporary difference will be reversed as a capital gain.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

4.	Land, Property and Equipment

				Right-of-
				Use Assets
		Buildings and	Office	(Office and)	Exploration
	Land	Camp Structures	Equipment	warehouse space)	Equipment	Vehicles	Total
	($)	($)	($)	($)	($)	($)	($)
Cost
Balance at November 30, 2020	1,027,901	1,155,113	137,558	197,207	231,974	353,935	3,103,688
Additions	-	-	7,787	149,053	-	-	156,840
Change in reclamation estimate	-	55,303	-	-	-	-	55,303
Deconsolidation of GRC	-	-	(2,174)	-	-	-	(2,174)
Impact of foreign currency translation	(17,552)	(17,384)	(3,263)	1,756	(5,272)	(6,755)	(48,470)
Balance at November 30, 2021	1,010,349	1,193,032	139,908	348,016	226,702	347,180	3,265,187
Additions	-	-	34,791	216,311	-	-	251,102
Change in reclamation estimate	-	(19,277)	-	-	-	-	(19,277)
Impact of foreign currency translation	(10,436)	(12,323)	7,247	(2,155)	2,079	(1,189)	(16,777)
Balance at May 31, 2022	999,913	1,161,432	181,946	562,172	228,781	345,991	3,480,235

Accumulated Depreciation
Balance at November 30, 2020	-	521,357	106,807	100,564	230,375	353,935	1,313,038
Depreciation	-	61,635	13,737	109,223	1,028	-	185,623
Deconsolidation of GRC	-	-	(369)	-	-	-	(369)
Impact of foreign currency translation	-	(7,707)	(3,416)	454	(5,225)	(6,755)	(22,649)
Balance at November 30, 2021	-	575,285	116,759	210,241	226,178	347,180	1,475,643
Depreciation	-	35,530	18,760	49,612	521	-	104,423
Impact of foreign currency translation	-	(6,121)	7,348	(1,062)	2,082	(1,189)	1,058
Balance at May 31, 2022	-	604,694	142,867	258,791	228,781	345,991	1,581,124

Net Book Value
At November 30, 2021	1,010,349	617,747	23,149	137,775	524	-	1,789,544
At May 31, 2022	999,913	556,738	39,079	303,381	-	-	1,899,111

5.	Exploration and Evaluation Assets

	For the three months		For the six months
	ended May 31,		ended May 31,
	2022	2021	2022	2021
	($)	($)	($)	($)

Balance at the beginning of period	55,166,176	54,299,875	54,475,285	55,885,728
Mineral rights and property acquired	134,212	-	134,212	-
	55,300,387	54,299,875	54,609,496	55,885,728
Change in reclamation estimate	(4,568)	30,013	(10,760)	31,513
Foreign currency translation adjustments	1,022,789	(1,674,770)	1,719,872	(3,262,123)
Balance at the end of period	56,318,608	52,655,118	56,318,608	52,655,118

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Exploration and evaluation assets on a project basis are as follows:

	May 31,	November 30,
	2022	2021
	($)	($)
La Mina	13,509,094	13,650,091
Titiribi	11,341,210	11,459,581
Yellowknife	7,136,599	7,147,358
Crucero	6,653,821	6,723,268
Cachoeira	6,283,880	5,351,475
São Jorge	5,294,406	4,508,819
Surubim	2,053,259	1,748,595
Yarumalito	1,580,937	1,461,825
Almaden	1,091,095	1,102,483
Whistler	927,451	937,132
Batistão	237,853	202,560
Montes Áureos and Trinta	181,325	154,420
Rea	27,678	27,678
Total	56,318,608	54,475,285

On March 11, 2022, the Company acquired an existing 1% net smelter return ("NSR") royalty on the Company's Yarumalito Project in Colombia from Newrange Gold Corp. ("Newrange"). Pursuant to the agreement, the Company paid Newrange $100,000 in cash and delivered 10,000 common shares of the Company. The total purchase price including transaction costs was $134,212 and was capitalized to exploration and evaluation assets during the three and six months ended May 31, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Exploration Expenditures

Exploration expenditures on a project basis for the periods indicated are as follows:

					For the period from
	For the three months ended		For the six months ended		incorporation,
	May 31,		May 31,		September 9, 2009, to
	2022	2021	2022	2021	May 31, 2022
	($)	($)	($)	($)	($)
La Mina	397,688	66,178	534,764	125,140	1,759,570
Titiribi	86,239	77,992	140,317	138,691	1,976,125
São Jorge	92,955	44,702	131,311	68,147	1,277,469
Whistler	49,701	43,997	86,385	44,297	2,972,426
Almaden	49,782	54,111	73,356	57,935	332,764
Yellowknife	9,986	111,495	42,211	144,757	1,186,952
Yarumalito	15,400	5,742	24,299	14,601	138,428
Cachoeira	10,508	34,298	19,364	68,649	6,759,882
Rea	11,126	-	18,708	-	287,896
Crucero	-	-	-	-	312,386
Montes Áureos and Trinta	-	-	-	-	1,819,966
Surubim	-	-	-	-	209,772
Batistão	-	-	-	-	30,902
Other Exploration Expenses	-	-	-	-	1,566,198
Total	723,385	438,515	1,070,715	662,217	20,630,736

6.	Cash and Cash Equivalents

	May 31,	November 30,
	2022	2021
	($)	($)
Cash and cash equivalents consist of:
Cash at bank and on hand	4,571,108	2,181,908
Guaranteed Investment Certificates	4,157,515	9,476,400
Total	8,728,623	11,658,308

7.	Margin loan payable

On October 28, 2021, the Company entered into an agreement for a $24.7 million (US$20 million) loan facility (the "Facility"), which Facility was available for general corporate purposes, acquisitions and to continue to advance Company projects. The Facility: (i) is subject to an interest rate of 3-month USD LIBOR plus 5.65% per annum, with the unutilized portion of the Facility subject to a standby fee of 3.00% per annum; (ii) matures on the earlier of October 28, 2022 or an earlier repayment date in accordance with its terms, and may be extended for an additional one-year period subject to lender approval; (iii) is secured by the shares of GRC owned by the Company; and (iv) is subject to customary loan-to-value and minimum share price requirements and conditions to drawdowns. The Company paid a one-time facility fee equal to 1.50% on entering into the Facility. The Facility provided for a minimum draw down of $12.4 million (US$10 million) and certain customary early repayment fees in the event that any portion of such minimum amount was repaid prior to maturity. As at May 31, 2022, the Company had drawn $12.4 million (US$10 million) under the Facility (Note 14).

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following outlines the movement of the margin loan during the six months ended May 31, 2022, and the year ended November 30, 2021:

	US$	$

Draw-down	10,000,000	12,388,000
Less: transaction costs and fees	(340,962)	(422,384)
Interest expense	108,274	136,003
Unrealized foreign exchange loss	-	380,029
Balance at November 30, 2021	9,767,312	12,481,648
Interest expense	625,127	794,638
Interest paid	(377,189)	(475,164)
Unrealized foreign exchange gain	-	(134,835)
Balance at May 31, 2022	10,015,250	12,666,286

8.	Rehabilitation Provisions

The Whistler Project's exploration activities are subject to the State of Alaska's laws and regulations governing the protection of the environment. The Whistler Project rehabilitation provision is valued under the following assumptions:

	May 31,	November 30,
	2022	2021
Undiscounted amount of estimated cash flows (US$)	235,000	235,000
Life expectancy (years)	3	4
Inflation rate	8.30%	6.90%
Discount rate	2.71%	0.81%

In July 2017, the Company acquired the Yellowknife Project and assumed a provision for reclamation of $489,818 related to the restoration of the camp sites. The Yellowknife Project rehabilitation provision is expected to be settled in October 2023 and is valued under the following assumptions:

	May 31,	November 30,
	2022	2021
Undiscounted amount of estimated cash flows (CAD$)	490,000	490,000
Life expectancy (years)	1	2
Inflation rate	7.00%	4.90%
Discount rate	2.67%	0.98%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following table summarizes the movements in the rehabilitation provisions:

	May 31,	November 30,
	2022	2021
	($)	($)
Balance at the beginning of period	899,829	815,828
Accretion	5,429	3,735
Change in estimate	(30,046)	83,328
Foreign currency translation adjustments	(3,852)	(3,062)
Total	871,360	899,829

9.	Share Capital

9.1	Authorized

The authorized share capital of the Company is comprised of an unlimited number of common shares without par value.

At-the-Market Equity Program

On December 10, 2021, the Company entered into an equity distribution agreement with a syndicate of agents for an at-the-market equity distribution program (the "ATM Program").

Pursuant to the ATM Program, the Company may distribute up to US$50 million (or the equivalent in Canadian dollars) of its common shares (the "ATM Shares"). The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price on the TSX or the NYSE, as applicable, at the time of sale. Unless earlier terminated by the Company or the agents as permitted therein, the ATM Program will terminate upon the earlier of: (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$50 million (or the equivalent in Canadian dollars); or (b) January 1, 2023.

During the three and six months ended May 31, 2022, the Company issued 2,869,312 common shares under the ATM Program for gross proceeds of $5,924,331, with aggregate commissions paid to agents and other share issue costs of $148,165.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

9.2	Reserves

	Restricted Shares ($)	Share Options ($)	Warrants ($)	Total ($)
Balance at November 30, 2020	26,305	5,535,605	3,540,785	9,102,695
Options exercised	-	(337,929)	-	(337,929)
Restricted share rights vested	(69,440)	-	-	(69,440)
Share-based compensation	83,828	854,755	-	938,583
Balance at May 31, 2021	40,693	6,052,431	3,540,785	9,633,909
Options exercised	-	(413,798)	-	(413,798)
Restricted share rights vested	(35,750)	-	-	(35,750)
Share-based compensation	32,456	889,735	-	922,191
Balance at November 30, 2021	37,399	6,528,368	3,540,785	10,106,552
Options exercised	-	(426,000)	-	(426,000)
Restricted share rights vested	(81,500)	-	-	(81,500)
Share-based compensation	65,120	1,051,147	-	1,116,267
Balance at May 31, 2022	21,019	7,153,515	3,540,785	10,715,319

9.3	Share Options

The Company's share option plan (the "Option Plan") was approved by the Board of Directors of the Company (the "Board") on January 28, 2011, and amended and restated on October 30, 2012, October 11, 2013, October 18, 2016, April 5, 2019 and March 14, 2022.  Pursuant to the terms of the Option Plan, the Board may designate directors, officers, employees and consultants of the Company or any of its subsidiaries and employees of a person or company which provides services to the Company or any of its subsidiaries is eligible to receive incentive share options ("Option(s)") to acquire such numbers of GoldMining Shares as the Board may determine, each Option so granted being for a term specified by the Board up to a maximum of five years from the date of grant.  The Options vest in accordance with the vesting schedule during the optionee's continual service with the Company. The maximum number of GoldMining Shares reserved for issuance for Options granted under the Option Plan at any time is 10% of the issued and outstanding GoldMining Shares in the capital of the Company.  The Option Plan, as amended and restated, was affirmed, ratified and approved by the Company's shareholders in accordance with its terms at the Annual General and Special Meeting held on May 19, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following outlines movements of the Company's Options:

	Number of Options	Weighted Average Exercise Price ($)
Balance at November 30, 2020	10,732,000	1.51
Granted	250,000	2.09
Exercised(1)	(815,000)	0.81
Balance at May 31, 2021	10,167,000	1.58
Granted	2,765,000	1.82
Exercised	(382,850)	1.39
Expired	(105,000)	2.50
Balance at November 30, 2021	12,444,150	1.63
Granted	293,945	2.07
Exercised(2)	(700,520)	1.59
Expired	(65,000)	1.68
Balance at May 31, 2022	11,972,575	1.65

(1)

During the three and six months ended May 31, 2021, the Company issued 770,000 and 802,951 common shares at weighted average trading prices of $2.14 and $2.16 respectively. The common shares were issued pursuant to the exercise of 815,000 share options, of which 7,951 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

(2)

During the three and six months ended May 31, 2022, the Company issued 493,750 and 686,501 common shares at weighted average trading prices of $2.36 and $2.26 respectively. The common shares were issued pursuant to the exercise of 700,520 share options, of which 5,981 common shares were issued pursuant to the exercise of 20,000 share options on a net exercise basis.

The fair value of Options granted was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Six months ended May 31, 2022	Six months ended May 31, 2021
Risk-free interest rate	2.10%	0.30%
Expected life (years)	2.83	1.25
Expected volatility	61.57%	66.12%
Expected dividend yield	0.00%	0.00%
Estimated forfeiture rate	5.41%	0.38%

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

A summary of Options outstanding and exercisable at May 31, 2022, are as follows:

			Options Outstanding			Options Exercisable
Exercise Prices			Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
$0.78	-	$0.84	1,762,500	0.78	1.49	1,762,500	0.78	1.49
$0.85	-	$1.05	2,139,500	1.05	2.20	2,139,500	1.05	2.20
$1.06	-	$1.72	2,985,000	1.58	0.47	2,916,250	1.58	0.37
$1.73	-	$1.84	2,656,250	1.83	4.45	1,323,750	1.83	4.45
$1.85	-	$3.38	2,429,325	2.69	3.34	2,260,380	2.73	3.23
			11,972,575	1.65	2.39	10,402,380	1.62	2.08

The fair value of the Options recognized as share-based compensation expense during the three and six months ended May 31, 2022, was $412,740 and $1,051,147, respectively, (three and six months ended May 31, 2021: $452,146 and $854,755, respectively), using the Black-Scholes option pricing model.

9.4	Restricted Share Rights

The Company's restricted share plan (the "RSP") was approved by the Board of Directors of the Company (the "Board") on November 27, 2018. Pursuant to the terms of the RSP, the Board may designate directors, senior officers, employees and consultants of the Company eligible to receive restricted share rights ("RSR(s)") to acquire such number of GoldMining Shares as the Board may determine, in accordance with the restricted periods schedule during the recipient's continual service with the Company. There are no cash settlement alternatives. The RSP was approved by the Company's shareholders in accordance with its term at the Company's annual general meeting held on May 25, 2019.

The RSRs vest in accordance with the vesting schedule during the recipient's continual service with the Company. The Company classifies RSRs as equity instruments since the Company has the ability and intent to settle the awards in common shares. The compensation expense for standard RSRs is calculated based on the fair value of each RSR as determined by the closing value of the Company's common shares at the date of the grant. The Company recognizes compensation expense over the vesting period of the RSR.  The Company expects to settle RSRs, upon vesting, through the issuance of new common shares from treasury.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The following outlines the movements of the Company's RSRs:

	Number of RSRs	WeightedAverage Value ($)
Balance at November 30, 2020	49,040	2.88
Vested	(24,040)	2.89
Balance at May 31, 2021	25,000	2.86
Granted	50,000	1.83
Vested	(12,500)	2.86
Balance at November 30, 2021	62,500	2.04
Vested	(37,500)	2.17
Balance at May 31, 2022	25,000	1.83

The fair value of the RSRs recognized as share-based compensation expense during the three and six months ended May 31, 2022 was $20,291 and $65,120 (three and six months ended May 31, 2021: $34,493 and $83,828).

9.5	Income (loss) per share

For the three months ended May 31, 2022 and 2021, diluted income (loss) per share was calculated as follows:

	Three months ended May 31, 2022			Three months ended May 31, 2021
	Loss for	Weighted	Loss	Income for	Weighted	Income
	the period	average shares	per share	the period	average shares	per share
	($)	outstanding	($)	($)	outstanding	($)
Basic income (loss) per share	(2,863,352)	152,346,495	(0.02)	104,277,134	149,347,500	0.70
Effect of dilutive securities:
Stock options	-	-	-	-	3,219,233	-
Diluted income (loss) per share	(2,863,352)	152,346,495	(0.02)	104,277,134	152,566,733	0.68

For the six months ended May 31, 2022 and 2021, diluted income (loss) per share was calculated as follows:

	Six months ended May 31, 2022			Six months ended May 31, 2021
	Loss for	Weighted	Loss	Income for	Weighted	Income
	the period	average shares	per share	the period	average shares	per share
	($)	outstanding	($)	($)	outstanding	($)
Basic income (loss) per share	(5,936,994)	151,355,575	(0.04)	101,421,296	149,034,969	0.68
Effect of dilutive securities:
Stock options	-	-	-	-	3,931,529	-
Diluted income (loss) per share	(5,936,994)	151,355,575	(0.04)	101,421,296	152,966,498	0.66

9.6	U.S. GoldMining Inc. Restricted Shares

On January 27, 2022 the Company created a new subsidiary, U.S. GoldMining Inc. ("US GoldMining") to advance its Whistler gold-copper Project, located in Alaska, United States.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

In March 2022, US GoldMining issued certain performance based restricted shares to directors, officers and other personnel, which performance based restricted shares represented approximately 5.8% of the outstanding shares of US GoldMining as of the date hereof. The performance based restricted shares are subject to restrictions that, among other things, prohibit the transfer thereof until certain performance conditions are met. In addition, if such performance conditions are not met within applicable periods, the restricted shares will be deemed forfeited and surrendered by the holder thereof to US GoldMining without the requirement of any further consideration.

During the three and six months ended May 31, 2022, the Company recognized share-based compensation expense of $nil for the US GoldMining restricted shares.

9.7	GRC share based compensation

GRC's share-based compensation from its equity incentive plan was recognized as share-based compensation expense of the Company on a consolidated basis up to the date of its IPO on March 11, 2021 at which point GRC was deconsolidated.

During the three and six months ended May 31, 2021, the Company recognized share-based compensation expense of $840,804 for the GRC share options granted up to the date of loss of control.

During the three and six months ended May 31, 2021, the Company recognized share-based compensation expense of $36,742 and $311,901, respectively, for GRC restricted shares up to the date of loss of control.

10.	Financial Instruments

The Company's financial assets include cash and cash equivalents, short-term investment, reclamation deposits and the investment in GRC. The Company's financial liabilities include accounts payable and accrued liabilities, due to joint venture, due to related parties and margin loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash and cash equivalents, accounts payable and accrued liabilities, due to joint venture and due to related parties approximate fair value due to their short terms to settlement. The Company's margin loan payable is measured at amortized cost and classified as level 2 within the fair value hierarchy. The carrying value of the margin loan approximates its fair value as there have been no significant changes in the underlying credit and market rate risks since its initial negotiation.

The Company's short-term investment and investment in GRC are measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of the short-term investment and investment in GRC are determined by obtaining the quoted market price of the short-term or investment in GRC and multiplying it by the quantity of shares held by the Company.

10.1	Financial Risk Management Objectives and Policies

The financial risk arising from the Company's operations are currency risk, credit risk, liquidity risk and commodity price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with the Company's financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

10.2	Currency Risk

The Company's operating expenses and acquisition costs are denominated in United States dollars, the Brazilian Real, the Colombian Peso and Canadian dollars. The exposure to exchange rate fluctuations arises mainly on foreign currencies against the Company and its subsidiaries functional currencies. The Company has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

The Canadian dollar equivalents of the Company's foreign currency denominated monetary assets are as follows:

	As at May 31,	As at November 30,
	2022	2021
	($)	($)
Assets
United States Dollar	83,570,690	138,692,454
Brazilian Real	42,657	17,610
Colombian Peso	418,608	183,151
Total	84,031,955	138,893,215

The Canadian dollar equivalent of the Company's foreign currency denominated monetary liabilities are solely in United States Dollars and total $12,905,787.

The impact of a Canadian dollar change against the United States Dollar on the investment in GRC by 10% at May 31, 2022 would have an impact, net of tax, of approximately $6,770,881 on other comprehensive loss for the six months ended May 31, 2022. The impact of a Canadian dollar change against the United States Dollar on the Company's other financial instruments based on balances at May 31, 2022 would have an impact of $714,991 on net loss for the six months ended May 31, 2022.

10.3	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's exposure to interest rate risk arises from the impact of interest rates on its cash, guaranteed investment certificates, lease liabilities and margin loan payable, which bear interest at fixed or variable rates. The interest rate risks on the Company's cash and cash equivalents and lease liabilities are minimal. The Company's margin loan bears a floating interest rate and an increase (decrease) of 10 basis points in 3-month USD LIBOR would not have a significant impact on net loss for the six months ended May 31, 2022. The Company has not entered into any derivative instruments to manage interest rate fluctuations.

10.4	Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances.

The Company mitigates credit risk associated with its bank balance by only holding cash and cash equivalents with large, reputable financial institutions.

10.5	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities.  To manage liquidity risk the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations.  As at May 31, 2022, the Company has a working capital deficit (current assets less current liabilities) of $4,541,996.  The Company's other receivables, prepaid expenses, deposits, accounts payable and accrued liabilities, due to joint venture, due to related parties, lease liabilities and margin loan are expected to be realized or settled within a one-year period.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

The Company has current cash and cash equivalent balances, access to its ATM Program, whereby the Company has the ability to issue shares for cash, and ownership of liquid assets at its disposal.  The Company also owns 20.7 million shares of NYSE listed Gold Royalty Corp. (closing share price as of May 31, 2022 of US$2.99 reflects a value of US$61,893,000) and received a dividend of $255,300 (US$200,000) during the three and six months ended May 31, 2022 (Note 3).  GoldMining believes that its cash on hand, access to its ATM Program and ability to enter into future borrowings collateralized by the GRC shares after the maturity of the existing facility will enable the Company to meet its working capital requirements for the next twelve months commencing from the date that the consolidated financial statements are issued.

10.6	Other Price Risk

The Company is exposed to equity price risk as a result of holding an investment in GRC. The Company does not actively trade this investment. The equity price of this investment is impacted by various underlying factors including commodity prices. Based on the Company's investment in GRC held as at May 31, 2022, a 10% change in the equity price of this investment would have an impact, net of tax, of approximately $6,770,881 on other comprehensive loss for the six months ended May 31, 2022.

11.	Related Party Transactions

11.1	Related Party Transactions

Related party transactions not disclosed elsewhere in the consolidated financial statements are as follows:

●

During the three and six months ended May 31, 2022, the Company incurred $nil and $nil, respectively, (three and six months ended May 31, 2021: $10,500 and $21,000, respectively) in consulting fees for corporate development consulting services paid to a direct family member of its Chairman. The fees paid in the prior period were for business development services, including introducing the Company to various parties in the areas of project generation, corporate finance groups and potential strategic partners, and are within industry standards. The Company also granted Options to the related party with the fair value of the Options expensed during the three and six months ended May 31, 2022, in the amounts of ($6,614) and $731, respectively, (three and six months ended May 31, 2021: $14,909 and $18,995, respectively) using the Black-Scholes option pricing model.

●

During the three and six months ended May 31, 2022, the Company incurred $59,728 and $95,841, respectively, (three and six months ended May 31, 2021: $16,050 and $32,850, respectively) in general and administrative expenses related to website design, video production, website hosting services and marketing services paid to Blender Media Inc., a company controlled by a direct family member of its Chairman and are within industry standards. As at May 31, 2022, $7,718 was payable to such related party (November 30, 2021: $nil) and $16,667 is included in prepaid expenses and deposits (November 30, 2021: $nil).

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended May 31, 2022, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as disclosed herein.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

11.2	Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity and including directors' fees, for the three and six months ended May 31, 2022, comprised of:

	For the three months ended		For the six months ended
	May 31		May 31
	2022	2021	2022	2021
	($)	($)	($)	($)
Management Fees	40,970	50,137	81,940	106,107
Director and Officer Fees	106,179	76,405	168,826	187,670
Share-based compensation	313,675	240,224	656,306	716,618
Total	460,824	366,766	907,072	1,010,395

As at May 31, 2022, $30,044 was payable to key management personnel for services provided to the Company (November 30, 2021: $20,793). Compensation is comprised entirely of salaries, fees and similar forms of remuneration and directors' fees. Management includes the Chief Executive Officer and the Chief Financial Officer.

12.	Segmented Information

The Company conducts its business as a single operating segment, being the acquisition, exploration and development of mineral properties. The Company operates in five principal geographical areas: Canada (country of domicile), Brazil, United States, Colombia and Peru.

The Company's total non-current assets, total liabilities and operating loss by geographical location are detailed below:

	Total non-current assets		Total liabilities
	As at May 31,	As at November 30,	As at May 31,	As at November 30,
	2022	2021	2022	2021
	($)	($)	($)	($)
Canada	86,341,232	137,820,266	15,488,362	23,748,802
Colombia	27,747,675	28,055,990	35,165	118,692
Brazil	15,281,450	12,965,266	85,131	72,704
Peru	6,654,350	6,724,336	-	-
United States	2,223,632	2,312,403	496,494	510,873
Total	138,248,339	187,878,261	16,105,152	24,451,071

	Total operating income (loss)		Total operating income (loss)
	For the three months ended		For the six months ended
	May 31, 2022	May 31, 2021	May 31, 2022	May 31, 2021
	($)	($)	($)	($)
Canada	(2,299,774)	113,769,378	(5,090,424)	111,379,637
Colombia	(612,857)	(274,490)	(898,786)	(512,711)
Brazil	(262,878)	(108,655)	(424,000)	(230,432)
United States	(169,835)	(120,833)	(250,224)	(150,561)
Peru	(14,060)	(5,293)	(17,068)	(11,813)
Total	(3,359,404)	113,260,107	(6,680,502)	110,474,120

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

13.	Commitments

Boa Vista Joint Venture Project

Pursuant to the terms of a shareholder's agreement among Brazilian Gold Corp ("BGC"), a subsidiary of the Company, D'Gold Mineral Ltda. ("D'Gold"), a former joint venture partner of Boa Vista Gold Inc. ("BVG") , and Majestic D&M Holdings LLC ("Majestic"), dated January 21, 2010, as amended on May 25, 2011, June 24, 2011 and November 15, 2011, a 1.5% net smelter return royalty is payable to D'Gold and a further 1.5% net smelter return royalty is payable by BVG to Majestic if Majestic's holdings in BVG drop below 10%.

Pursuant to a mineral rights acquisition agreement, as amended, relating to the project, Golden Tapajós Mineração Ltda. ("GT"), a subsidiary of BVG, was required to pay R$3,620,000 in September 2018 to the counterparty thereunder. In May 2019, GT renegotiated the terms of the mineral rights agreement with respect to the aforementioned payment. As a result of the amended terms of the mineral rights agreement, GT paid R$400,000 in May 2019 to the counterparty and a further R$3,220,000 will be due in December 2022. If GT fails to make such payment, subject to a cure period, the counterparty may seek to terminate the agreement and the mineral rights that are the subject of the agreement will be returned to the counterparty.

Surubim Project

Jarbas Agreement

The Company is required to make the following remaining payments:

●	US$628,660 (payable in R$ equivalent) in December 2022.

If the Company's subsidiary fails to make any of the aforementioned payments, subject to a cure period, the counterparty may seek to terminate the agreement and the interest in the exploration license will be returned to the counterparty.

Altoro Agreement

Pursuant to an option agreement between the Company's subsidiary and Altoro Mineração Ltda. dated November 5, 2010, as amended on December 3, 2010 and December 14, 2012, the Company's subsidiary was granted the option to acquire certain exploration licenses for an aggregate consideration of US$850,000. Pursuant to this agreement, a cash payment of US$650,000 is payable upon ANM granting a mining concession over certain exploration concessions.

La Mina Project

The La Mina Project hosts the La Mina concession contract and the contiguous La Garrucha concession contract. Surface rights over a portion of the La Garrucha concession contract is subject to a surface rights lease agreement and an option agreement as outlined below:

Pursuant to a surface rights lease agreement dated July 6, 2016, and amended August 19, 2016, April 4, 2017, November 5, 2018, and July 10, 2020, the Company can lease the surface rights over a portion of the La Garrucha concession contract by making the following remaining payments:

●	US$25,000 in June 2022 (paid); and
●	US$55,000 in December 2022.

In addition, pursuant to an option agreement entered into by the Company's subsidiary on November 18, 2016, amended April 4, 2017, November 5, 2018, and July 10, 2020, the Company can purchase the La Garrucha concession by making an optional payment of US$650,000 on December 7, 2022.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

In addition to the La Garrucha agreements, Jarbas Agreement, Altoro Agreement and Boa Vista Mineral Rights Agreement as at May 31, 2022, the Company is renting or leasing various offices and storage spaces located in Brazil, Colombia and Peru that relate to lease agreements with terms of 12 months or less from the date of initial application or relate to low value assets.

Future rental payments are as follows:

	Amount ($)
Due within 1 year	117,937
1 – 3 years	5,691
3 – 5 years	-
More than 5 years	-
Total	123,628	(1)

(1)	Includes $17,581 related to low value assets and $106,047 related to short-term leases on the date of initial application.

The Company's commitments related to long-term leases at the date of initial application, that do not relate to low value assets, are disclosed as lease liabilities.

14.	Subsequent Events

Subsequent to May 31, 2022, the Company issued 1,611,454 ATM Shares under the ATM Program for gross proceeds of approximately $2.06 million, with aggregate commissions paid or payable to the Agents and other share issue costs of approximately $0.05 million.

On June 14, 2022, the Company announced that it and its subsidiary had entered into an option agreement with NevGold Corp. ("Nevgold") and a subsidiary of NevGold (the "Option Agreement"), pursuant to which, among other things, it agreed to grant an option to acquire 100% of the Company's Almaden Project to NevGold's subsidiary. Pursuant to the terms thereof, on July 4, 2022, the Company closed the grant of the option to NevGold's subsidiary. As consideration for the option, the Company received consideration of C$3.0 million, based upon the volume weighted average price of the NevGold Shares for the 30-trading day period prior to the date the option agreement was entered into, which was satisfied by NevGold issuing 4,444,444 common shares of NevGold ("NevGold Shares"). To exercise the option, NevGold must, among other things:

●

make a total of C$6 million of additional payments to GoldMining's subsidiary between January 1, 2023 and January 1, 2024, which payments may be satisfied by NevGold in cash or through the issuance of NevGold Shares, on the following schedule:

o	January 1, 2023: C$1.5 million
o	July 1, 2023: C$1.5 million
o	January 1, 2024: C$3.0 million

In the event that NevGold elects to satisfy any of the foregoing payments by issuing NevGold Shares, the number of such shares will be based upon the volume weighted average price of the NevGold Shares for the then-applicable 30-trading day period.

●	complete qualifying expenditures on the Project aggregating to C$2.25 million, comprised of C$1.5 million on or before June 1, 2023, and a further C$0.75 million on or before December 31, 2023.

GoldMining Inc. Notes to Condensed Consolidated Interim Financial Statements For the six months ended May 31, 2022 and 2021 (Unaudited, expressed in Canadian dollars unless otherwise stated)

Pursuant to the Option Agreement, the Company also completed an initial strategic investment in NevGold by subscribing for 1,481,481 NevGold Shares at a price of C$0.675 per share, based upon the volume weighted average price of the NevGold Shares for the 30-trading day period prior to the date the option agreement was entered into, for total subscription proceeds of C$1.0 million. In connection with the closing of the initial option grant and the strategic investment, GoldMining and NevGold have entered into an investor rights agreement on customary terms, which provides for, among other things, the grant of certain anti-dilution rights by NevGold to GoldMining and the right to nominate one board member of NevGold, provided the Company maintains an equity interest in NevGold above 4.99%. Pursuant to the Option Agreement, GoldMining has agreed to purchase additional NevGold equity in an amount to the lesser of C$1.25 million and 40% of the total gross proceeds raised by NevGold in the event NevGold completes a qualifying financing prior to November 30, 2022.

Subsequent to May 31, 2022, in order to provide the Company greater capital flexibility, the Company and the lender entered into an amendment of the Facility, pursuant to which, among other things, the Company repaid US$3 million without incurring early pre-payment fees and the Facility's margin and pricing requirements were amended to provide greater flexibility to the Company in light of existing market conditions. The Company does not currently expect to make further drawdowns prior to the upcoming maturity of the Facility, further drawdowns and additional availability under the Facility are subject to satisfying the conditions under the terms of the Facility, which would not be met as of the date hereof. As a part of the amendment of the Facility, an additional 700,000 GRC shares were pledged as security for the Company's margin loan.